Contact

www.linkedin.com/in/stephen-steinberg-ba821420 (LinkedIn)

Top Skills

Endoscopy

Stephen Steinberg

Director Center for Advanced Theraputic Endoscopy, Boca Regional Hospital

Boca Raton, Florida, United States

Experience

Boca Raton Regional Hospital

Director, Center for Advanced Therapeutic Endoscopy (CATE), Boca Raton Florida

October 2011 - Present (14 years 9 months)

Boca Raton, Florida, United States

EndoSound, Inc. Chief Medical Officer 2018 - Present

Education

Cornell University

Bachelor of Arts - BA, Physics

The Johns Hopkins University

Doctor of Medicine - MD